

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Ling Ni
Chief Financial Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guandong Province 510620
Peoples Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Form 20-F For the Fiscal Year Ended December 31, 2019**
> **Response dated August 25, 2020**
> **File No. 001-38726**

Dear Mr. Ni:

We have reviewed your August 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Charge-off policies , page F-22

1.   In regard to the credit quality metrics of the loan portfolio, we note the deteriorating delinquency and NPL ratios and the significant increases in nonaccrual and impaired loans greater than or equal to 90 days past due during the fiscal year end December 31, 2019. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information presented, your charge-off policy, as presently disclosed, does not appear consistent with U.S. GAAP

guidance. Please provide us with your analysis of your accounting policy as it relates to this guidance, and revise your financial statements and related ancillary disclosures and tabular presentations, if appropriate.

2. In addition, provide us with a more specific breakdown of the loans equal to or greater than 180 days past due as of December 31, 2019 and the interim periods of fiscal 2020. Specifically, 180-269 days past due, 270-359 days past due and greater than 360 days past due for the periods presented.

You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance